UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: February 24, 2017

Commission file number 1- 12874
_________________________

TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation dated February 23, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: February 24, 2017	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY CORPORATION REPORTS
FOURTH QUARTER AND ANNUAL 2016 RESULTS

Highlights

•
Reported consolidated GAAP net loss attributable to shareholders of Teekay of $2.7 million, or $0.03 per share, and consolidated adjusted net loss attributable to shareholders of Teekay(1) of $18.6 million, or $0.22 per share in the fourth quarter of 2016.

•
Generated GAAP consolidated income from vessel operations of $83.2 million and $384.3 million, respectively, and consolidated cash flow from vessel operations(1) of $290.5 million and $1.3 billion, respectively, in the fourth quarter and fiscal year 2016.

•	Entered into a contract amendment and heads of terms to extend the firm periods for the Banff FPSO and Hummingbird Spirit FPSO out to the third quarter of 2018 and September 2020, respectively.

•	Declared fourth quarter 2016 cash dividend of $0.055 per share.

Hamilton, Bermuda, February 24, 2017 - Teekay Corporation (Teekay or the Company) (NYSE:TK) today reported the Company's results for the fourth quarter and fiscal year 2016. These results include the Company’s three publicly-listed subsidiaries (Teekay Offshore Partners L.P. (Teekay Offshore) (NYSE:TOO), Teekay LNG Partners L.P. (Teekay LNG) (NYSE:TGP), and Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK)) (collectively, the Daughter Entities), all of which are consolidated in the Company’s financial statements, and all remaining subsidiaries of the Company. The Company, together with its subsidiaries other than the Daughter Entities, is referred to in this release as Teekay Parent. Please refer to the fourth quarter and fiscal year 2016 earnings releases of Teekay Offshore, Teekay LNG and Teekay Tankers, which are available on the Company’s website at www.teekay.com, for additional information on their respective results.

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
(in thousands of U.S. dollars, except per share data)	2016	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
TEEKAY CORPORATION CONSOLIDATED
GAAP FINANCIAL COMPARISON
Revenues	552,203	547,639	700,106	2,328,569	2,450,382
Income from vessel operations	83,222	89,765	151,013	384,290	625,132
Equity income	11,933	21,070	27,226	85,639	102,871
Net (Loss) Income attributable to shareholders of Teekay	(2,661)	6,072	38,238	(123,182)	82,151
Net (Loss) Income per share attributable to shareholders of Teekay	(0.03)	0.07	0.53	(1.62)	1.13
NON-GAAP FINANCIAL COMPARISON
Total Cash Flow from Vessel Operations (CFVO)(1)	290,486	285,514	401,396	1,287,003	1,415,794
Adjusted Net (Loss) Income attributable to shareholders of Teekay(1)	(18,554)	(19,536)	29,808	(43,562)	68,077
Adjusted Net (Loss) Income per share attributable to shareholders of Teekay(1)	(0.22)	(0.23)	0.41	(0.55)	0.94
TEEKAY PARENT
NON-GAAP FINANCIAL COMPARISON
Teekay Parent GPCO Cash Flow(1)	3,752	6,370	8,871	24,593	142,197
Teekay Parent OPCO Cash Flow(1)	(8,030)	(13,144)	58	(54,389)	7,544
Total Teekay Parent Free Cash Flow(1)	(4,278)	(6,774)	8,929	(29,796)	149,741
(1)    These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United
States generally accepted accounting principles (GAAP).

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CEO Commentary
“On a consolidated basis, Teekay’s gas and tanker businesses performed in-line with expectations in the fourth quarter of 2016. However, the results from our offshore business were affected by certain events, which included an operational incident in November 2016 relating to the Arendal Spirit UMS and related suspension of the charter hire revenue since that time,” commented Kenneth Hvid, President and CEO of Teekay Corporation. “On the efficiency front, we are pleased to see that our various cost savings initiatives implemented during the past year are resulting in lower run-rate operating and general and administrative expenses.”

Mr. Hvid continued, “Looking ahead, we continue to focus on executing on our growth projects at Teekay LNG and Teekay Offshore. Teekay LNG’s projects remain on schedule and on budget and we have now completed approximately $1.2 billion(1) of long-term financings for its growth projects, with the remainder of the financings on track to be completed in the second half of 2017. The majority of Teekay Offshore’s projects generally are progressing well, including its largest project, the Libra FPSO conversion, which is on time and on budget. However, as mentioned during our third quarter earnings in November 2016, we have experienced delays and additional costs on the Petrojarl I FPSO upgrade, which is now scheduled to commence operations in the fourth quarter of 2017, and we are still in negotiations with the charterer, shipyard and our lenders.”

“Since reporting earnings in November 2016, we have seen the oil price stabilize in the mid-$50 range, which is positive to the industry sentiment. I am pleased to report that we have continued the momentum from last quarter by securing key commercial contracts, which are expected to contribute to the Teekay Group’s consolidated portfolio of fixed-rate contracts,” Mr. Hvid continued. “Teekay Parent entered into a contract amendment and heads of terms to extend the firm contract periods on the Banff and Hummingbird Spirit FPSO units until the third quarter of 2018 and September 2020, respectively; Teekay Offshore is in the final stages of securing an additional shuttle tanker contract of affreightment in the North Sea; and Teekay Tankers secured three, fixed-rate time charter-out contracts at attractive rates.”

Mr. Hvid added, “In addition to delivering on our existing growth projects, as we have highlighted previously, we continue to focus on optimizing our asset portfolio across the Teekay Group, with the goal of strengthening our balance sheets to better position the Teekay Group to take advantage of future opportunities.”
(1) Based on Teekay LNG's proportionate ownership interests in the projects

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Results
Teekay Corporation Consolidated
The Company's consolidated results decreased during the quarter ended December 31, 2016, compared to the same period of the prior year, primarily due to lower revenues from Teekay Parent related to lower utilization on the Polar Spirit and Arctic Spirit liquefied natural gas (LNG) carriers, a new contract in place for the Hummingbird Spirit floating production, storage and offloading (FPSO) unit at a lower fixed charter rate that took effect on July 1, 2016; lower income and cash flows in Teekay LNG mainly as a result of the sales of two conventional tankers in April and May 2016 and lower income from Teekay LNG's Exmar liquefied petroleum gas (LPG) joint venture; lower income and cash flows in Teekay Offshore due to the redelivery of the Varg FPSO in July 2016, lower revenue from the Arendal Spirit unit for maintenance and safety (UMS) due to the charterer suspending charter hire payments since early-November 2016, lower FPSO revenues related to lower bonuses earned during the fourth quarter of 2016, lower results relating to the shuttle tanker fleet primarily due to the repositioning of a shuttle tanker from Brazil to the North Sea, higher depreciation expense, and lower towage fleet charter rates and utilization; and lower income and cash flows in Teekay Tankers due to lower spot tanker rates. Please refer to footnote (2) of the summary consolidated statements of income included in this release for further details.
These decreases in the Company's consolidated results were partially offset by higher income and cash flows from Teekay LNG as a result of the deliveries of the Creole Spirit and Oak Spirit MEGI LNG carrier newbuildings, which commenced their five-year charter contracts with Cheniere Energy in late-February 2016 and early-August 2016, respectively.
Teekay Parent
Teekay Parent GPCO Cash Flow, which includes distributions and dividends paid to Teekay Parent from Teekay’s publicly-listed subsidiaries in the following quarter, less Teekay Parent’s corporate general and administrative expenses, was $3.8 million for the quarter ended December 31, 2016, compared to $8.9 million for the same period of the prior year. The distributions and dividends received from Teekay’s publicly-listed subsidiaries for the quarter ended December 31, 2016 decreased to $10.5 million, compared to $13.0 million for the same period of the prior year, primarily due to the reductions in quarterly cash dividends received from Teekay Tankers as a result of lower spot tanker rates.

Teekay Parent OPCO Cash Flow, which includes cash flow attributable to assets directly-owned by, or chartered-in to, Teekay Parent, net of interest expense and dry-dock expenditures, decreased to negative $8.0 million for the quarter ended December 31, 2016, from approximately breakeven for the same period of the prior year. The decrease was primarily due to lower utilization on the Polar Spirit and Arctic Spirit LNG carriers, the new contract in place for the Hummingbird Spirit FPSO as of July 1, 2016 at a lower fixed charter rate and lower average spot tanker rates.
Total Teekay Parent Free Cash Flow, which is the total of GPCO and OPCO Cash Flows, was negative $4.3 million during the fourth quarter of 2016, compared to positive $8.9 million for the same period of the prior year. Please refer to Appendix D of this release for additional information about Teekay Parent Free Cash Flow.
Summary Results of Daughter Entities
Teekay LNG Partners
Teekay LNG’s results decreased during the quarter ended December 31, 2016, compared to the same period of the prior year, primarily due to lower revenues from two vessels in Teekay LNG's 52 percent-owned LNG joint venture with Marubeni Corporation as the charterer temporarily closed its LNG operations in Yemen in 2015, lower revenues from Teekay LNG's 50 percent-owned joint venture with Exmar due to a reduction in mid-sized LPG carrier spot rates and fleet changes, charter rate deferrals for six LPG carriers on charter to I.M. Skaugen S.E., the sales of two conventional tankers in April and May 2016, and lower profit share revenue on a conventional tanker as a result of lower spot rates in 2016. These decreases were partially offset by, among other things, the deliveries of the Creole Spirit and Oak Spirit MEGI LNG carrier newbuildings, which commenced their five-year charter contracts with Cheniere Energy in late-

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

February 2016 and early-August 2016, respectively. Please refer to Teekay LNG’s fourth quarter 2016 earnings release for additional information on the financial results for this entity.
Teekay Offshore Partners
Teekay Offshore’s results decreased during the quarter ended December 31, 2016, compared to the same period of the prior year, primarily due to the redelivery of the Varg FPSO at the end of July 2016, lower FPSO revenues related to lower operational bonuses earned during the quarter, the repositioning of a shuttle tanker from from Brazil to Teekay Offshore’s North Sea contract of affreightment (CoA) fleet, higher time-charter hire expenses due to the in-chartering of a shuttle tanker during the fourth quarter of 2016 to provide additional vessel capacity required to service new CoA contracts commencing in 2017, the redelivery of the Navion Saga floating storage and offtake (FSO) in October 2016 upon completion of its time-charter out contract, a reduction in revenues from the Arendal Spirit UMS due to the charterer suspending charter hire payments since early-November 2016 (see Summary of Recent Events Teekay Offshore), lower towage fleet charter rates and utilization, and the sale of two conventional tankers and sale-leaseback transactions on two conventional tankers in 2015 and 2016. These decreases were partially offset by, among other things, the delivery of a towage newbuilding, the ALP Striker, in September 2016 and lower operating expenses for the Knarr and Piranema Spirit FPSO units. Please refer to Teekay Offshore’s fourth quarter 2016 earnings release for additional information on the financial results for this entity.

Teekay Tankers
Teekay Tankers’ results decreased during the quarter ended December 31, 2016, compared to the same period of the prior year, primarily due to lower average spot tanker rates in the fourth quarter of 2016 compared to the same period of the prior year and the redelivery of nine chartered-in vessels during 2016. Compared to the third quarter of 2016, the spot tanker market strengthened during the fourth quarter of 2016 due to expected seasonal factors, and reached a seasonal high in December 2016, as global refinery throughput, increased exports out of Nigeria, Libya, and Baltic / Black Sea ports, and winter weather delays provided support for tanker rates. Mid-sized crude tanker rates, in particular, found support from weather delays through the Turkish Straits along with increasing exports out of the U.S. Gulf. Record high Middle East OPEC crude production, averaging 25.6 million barrels per day (mb/d) in the fourth quarter of 2016, also provided a boost for crude tanker tonne-mile demand. However, crude spot tanker rates have recently started to soften due to a number of factors. Please refer to Teekay Tankers’ fourth quarter 2016 earnings release for additional information on the financial results for this entity.

Summary of Recent Events
Teekay Parent

The Banff FPSO has been operating on the Banff field since its delivery nearly 20 years ago under a charter contract with Canadian Natural Resources (CNR) that permitted CNR to terminate the contact at any time with six months’ notice. In January 2017, Teekay Parent entered into a contract amendment with CNR to ensure the unit will stay on the current field at least until the third quarter of 2018 and to revise the charter rate structure to include a variable component (through an oil price and oil production tariff) in addition to a fixed charter rate. The future CFVO under the contract is not expected to be materially different from the CFVO before this latest contract amendment.
Since July 1, 2016, the Hummingbird Spirit FPSO has been operating under a contract amendment with Centrica Energy (Centrica) with a firm period out to September 2017. In February 2017, Teekay Parent entered into a new heads of terms with Centrica to extend the firm period out to September 30, 2020 at a higher fixed charter rate plus further upside through an oil price and production tariff. The heads of terms is expected to take effect in October 2017.

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4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay LNG

Teekay LNG owns a 52 percent interest in two LNG carriers, the Marib Spirit and Arwa Spirit, through its joint venture with Marubeni Corporation, which vessels currently are on long-term charters expiring in 2029 to the Yemen LNG project (YLNG), a consortium led by Total SA. Due to the political situation in Yemen, YLNG decided to temporarily close down the LNG plant in 2015. As a result of a possible extended plant closure, Teekay LNG's joint venture agreed to a temporary deferral of a significant portion of the charter payments for the two LNG carriers during 2016. At the end of 2016, the Yemen LNG plant remained closed and as a result, in January 2017, Teekay LNG's joint venture agreed to a further temporary deferral during 2017. During this temporary deferral period, Teekay LNG's joint venture with Marubeni Corporation is entitled to trade the Marib Spirit and Awra Spirit for its own account.

In November 2016, the charterer of the 2004-built Suezmax tanker, the Asian Spirit, decided not to declare its extension option, allowing the charter to expire in January 2017. As a result, Teekay LNG agreed to sell the vessel to a third party for net proceeds of $20.6 million which resulted in a write-down of $11.5 million recognized in the fourth quarter of 2016. The Asian Spirit is expected to be delivered to its new owner in mid-March 2017.

Teekay Offshore

In January 2017, Teekay Offshore received a letter of award for a new five-year shuttle tanker CoA, plus extension options, with a consortium of oil companies to service a development located in the UK Central North Sea. Subject to the finalization of the terms of the CoA, the CoA is expected to commence during the first quarter of 2018 and will be serviced by Teekay Offshore’s existing CoA shuttle tanker fleet.
In November 2016, the Arendal Spirit UMS experienced an operational incident relating to its dynamic-positioning system. As a result of this operational incident, and a gangway incident that occurred in April 2016, the charterer, Petrobras, initiated an operational review. The operational review is currently ongoing and thus, Petrobras has suspended its charter hire payments since November 2016. Teekay Offshore has completed an investigation to identify the cause of the incidents and has implemented corrective measures. Teekay Offshore is in the process of working with Petrobras to address its concerns with the focus of returning the unit to operations.
Teekay Tankers
Teekay Tankers completed the sale of a Medium-Range (MR) product tanker and an older Suezmax tanker in November 2016 and January 2017, respectively, with one older Suezmax tanker sale scheduled to be completed in late-February 2017.
Since October 2016, Teekay Tankers entered into, and extended, time charter-out contracts for two Suezmax tankers and one Aframax tanker. These contracts have an average rate of approximately $20,800 per day and firm periods of 12 months each. The contracts commenced in December 2016 and February 2017.

Liquidity
As at December 31, 2016, Teekay Parent had total liquidity of $279.5 million (consisting of $146.4 million of cash and cash equivalents and $133.1 million of undrawn revolving credit facilities) and, on a consolidated basis, Teekay Corporation had total liquidity of approximately $1.0 billion (consisting of 568.0 million of cash and cash equivalents and $444.4 million of undrawn revolving credit facilities). Giving pro-forma effect to Teekay LNG’s distribution from its RasGas 3 joint venture in February 2017 relating to its vessel refinancing in December 2016 and Teekay LNG's NOK 300 million bond issuance completed in January 2017, Teekay Corporation’s consolidated liquidity at December 31, 2016 would have been approximately $1.1 billion.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Conference Call
The Company plans to host a conference call on Friday, February 24, 2017 at 11:00 a.m. (ET) to discuss its results for the fourth quarter and fiscal year 2016. An accompanying investor presentation will be available on Teekay’s website at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (866) 222-0265 or (416) 642-5209, if outside North America, and quoting conference ID code 1939994.

•	By accessing the webcast, which will be available on Teekay’s website at www.teekay.com (the archive will remain on the website for a period of 30 days).

The conference call will be recorded and available until Friday, March 10, 2017. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 1939994.

About Teekay
Teekay Corporation operates in the marine midstream space through its ownership of the general partners and a portion of the outstanding limited partner interests in Teekay LNG Partners L.P. (NYSE:TGP) and Teekay Offshore Partners L.P. (NYSE:TOO). The general partners own all of the outstanding incentive distribution rights of these master limited partnership entities.  In addition, Teekay has a controlling ownership interest in Teekay Tankers Ltd. (NYSE:TNK) and directly owns a fleet of vessels. The combined Teekay entities manage and operate consolidated assets of approximately $13 billion, comprised of approximately 220 liquefied gas, offshore, and conventional tanker assets. With offices in 14 countries and approximately 7,900 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world's leading oil and gas companies.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
For Investor Relations
enquiries contact:

Ryan Hamilton
Tel: +1 (604) 844-6654
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Cash Flow From Vessel Operations, Adjusted Net (Loss) Income Attributable to Shareholders of Teekay, Teekay Parent GPCO Cash Flow, Teekay Parent OPCO Cash Flow, and Teekay Parent Free Cash Flow, Net Interest Expense and Adjusted Equity Income, are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, although these measures are used consistently among entities in the Teekay Group of companies, they may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management.
Consolidated Financial Measures
Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels and equipment and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on the settlement of foreign currency forward contracts and a derivative charter contract. CFVO - Consolidated

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represents CFVO from vessels that are consolidated on the Company’s financial statements. CFVO - Equity Investments represents the Company’s proportionate share of CFVO from its equity-accounted vessels and other investments. The Company does not control the equity-accounted vessels and investments. Consequently, the Company does not have the unilateral ability to determine whether the cash generated by the equity-accounted vessels and other investments is retained within the equity accounted investment or distributed to the Company and other shareholders. In addition, the Company does not control the timing of such distributions to the Company and other shareholders. Consequently, readers are cautioned when using total CFVO as a liquidity measure as the amount contributed from CFVO - Equity Investments may not be available to the Company in the periods such CFVO is generated by the equity-accounted vessels and other investments. CFVO is a non-GAAP financial measure used by certain investors to measure the financial performance of companies, as does management. Please refer to Appendices C and E of this release for reconciliations of these non-GAAP financial measures to income (loss) from vessel operations and income from vessel operations of equity accounted vessels, respectively, the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Adjusted net (loss) income excludes items of income or loss from GAAP net (loss) income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net (loss) income, and refer to footnote (4) of the income statement for a reconciliation of adjusted equity income to equity income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Teekay Parent Financial Measures
Teekay Parent Free Cash Flow represents the sum of (a) distributions received, including payments in kind, as a result of ownership interests in its publicly-traded subsidiaries (Teekay LNG, Teekay Offshore, and Teekay Tankers) net of Teekay Parent’s corporate general and administrative expenditures in the respective period (collectively, Teekay Parent GPCO Cash Flow) plus (b) CFVO attributed to Teekay Parent’s directly-owned and chartered-in assets, less Teekay Parent’s net interest expense and dry-dock expenditures in the respective period (collectively, Teekay Parent OPCO Cash Flow). Net interest expense includes interest expense, interest income and realized gains and losses on interest rate swaps. Please refer to Appendices B, C, D and E of this release for further details and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.

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Teekay Corporation
Summary Consolidated Statements of Income
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2016	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues(1)	552,203	547,639	700,106	2,328,569	2,450,382

Voyage expenses	(41,237)	(37,213)	(36,292)	(138,339)	(115,787)
Vessel operating expenses	(199,352)	(204,156)	(244,810)	(825,024)	(844,039)
Time-charter hire expense	(38,418)	(33,810)	(40,267)	(150,145)	(138,548)
Depreciation and amortization	(144,901)	(141,688)	(137,785)	(571,825)	(509,500)
General and administrative expenses	(26,999)	(30,052)	(32,478)	(119,889)	(133,184)
Write-down of vessels and equipment(2)	(2,146)	—	(51,748)	(45,796)	(66,086)
Net loss on sale of vessels, equipment and other operating assets	(12,038)	(7,838)	(4,074)	(66,450)	(4,089)
Restructuring charges(1)	(3,890)	(3,117)	(1,639)	(26,811)	(14,017)
Income from vessel operations	83,222	89,765	151,013	384,290	625,132

Interest expense	(69,018)	(68,490)	(66,285)	(282,966)	(242,469)
Interest income	1,314	1,143	1,098	4,821	5,988
Realized and unrealized gain (loss)
on derivative instruments(3)	131,876	29,926	27,101	(35,091)	(102,200)
Equity income(4)	11,933	21,070	27,226	85,639	102,871
Income tax (expense) recovery	(22,102)	133	18,974	(24,468)	16,767
Foreign exchange gain (loss)	13,007	6,116	2,117	(6,548)	(2,195)
Other (loss) income – net(5)	(18,207)	480	1,744	(39,013)	1,566
Net income	132,025	80,143	162,988	86,664	405,460
Less: Net income attributable to
non-controlling interests	(134,686)	(74,071)	(124,750)	(209,846)	(323,309)
Net (loss) income attributable to
shareholders of Teekay Corporation	(2,661)	6,072	38,238	(123,182)	82,151
(Loss) earnings per common share of
Teekay
- Basic	$(0.03)	$0.07	$0.53	$(1.62)	$1.13
- Diluted	$(0.04)	$0.07	$0.52	$(1.62)	$1.12

Weighted-average number of common
shares outstanding
- Basic	86,131,038	84,887,101	72,708,463	79,211,154	72,665,783
- Diluted	86,131,038	84,973,745	72,886,260	79,211,154	73,190,564

(1)
The restructuring charges for the three months and year ended December 31, 2016 primarily relate to the costs related to the reorganization of the Company's FPSO business. The restructuring charges for the three months and year ended December 31, 2016 also include costs related to the closure of offices and seafarers' severance amounts, part of which were recovered from the customer and included in revenues in the consolidated statements of income for the three months and year ended December 31, 2016. The restructuring charges for the three months and year ended December 31, 2015 primarily relate to crew redundancy costs, part of which were recovered from the customer and included in revenues in the consolidated statements of income for the three months and year ended December 31, 2015.

(2)
Write-down of vessels and equipment for the three months and year ended December 31, 2016 relates to the $2.1 million write-down of one shuttle tanker owned by Teekay Offshore as a result of fewer opportunities to trade the vessel in the spot conventional tanker market. Write-down of vessels and equipment for the year ended December 31, 2016 also includes $43.7 million relating to the write-downs of two unit for

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maintenance and safety (UMS) newbuildings as a result of the cancellation of the related construction contracts by Teekay Offshore's subsidiaries within Logitel Offshore Pte. Ltd. Please refer to Teekay Offshore's fourth quarter and fiscal year 2016 earnings release for additional information on the write-down of vessels and equipment for this entity. Please also refer to Teekay Corporation's fourth quarter and fiscal year 2015 earnings release for additional information on the write-down of vessels, equipment and other assets in 2015.

(3)
Realized and unrealized gains (losses) related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the statements of income. The realized (losses) gains relate to the amounts the Company actually paid to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2016	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Realized (losses) gains relating to:
Interest rate swaps	(19,512)	(22,219)	(26,084)	(87,320)	(108,036)
Termination of interest rate swap agreements	—	—	—	(8,140)	(10,876)
Foreign currency forward contracts	(1,271)	(2,583)	(5,697)	(11,186)	(21,607)
Time-charter swap agreements	932	1,096	—	2,154	—
	(19,851)	(23,706)	(31,781)	(104,492)	(140,519)
Unrealized gains (losses) relating to:
Interest rate swaps	158,501	47,816	58,079	62,446	37,723
Foreign currency forward contracts	(5,237)	6,006	1,317	15,833	(418)
Stock purchase warrants	(859)	(398)	(514)	(9,753)	1,014
Time-charter swap agreements	(678)	208	—	875	—
	151,727	53,632	58,882	69,401	38,319
Total realized and unrealized gains (losses) on non-designated derivative instruments	131,876	29,926	27,101	(35,091)	(102,200)

(4)
The Company’s proportionate share of items within equity income as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity income, the Company believes the resulting adjusted equity income is a normalized amount that can be used to evaluate the financial performance of the Company’s equity accounted investments. Adjusted equity income is a non-GAAP financial measure.

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2016	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Equity income	11,933	21,070	27,226	85,639	102,871
Proportionate share of unrealized gains on derivative instruments	(6,986)	(6,616)	(6,465)	(8,678)	(5,898)
Other(i)	7,510	(2,526)	2,537	5,764	(2,740)
Equity income adjusted for items in Appendix A	12,457	11,928	23,298	82,725	94,233

(i)
Includes the Company's proportionate share of loss on sale of a vessel in Teekay LNG's Exmar LPG BVBA joint venture and write-downs of loan receivables from Petrotrans Holdings Ltd. and Gemini Tankers LLC for the three months and year ended December 31, 2016. Includes the Company's proportionate share of a gain on sale of a subsidiary in Sevan Marine ASA for the year ended December 31, 2016. Includes loss on sale of an LPG carrier owned by Teekay LNG’s Exmar LPG BVBA joint venture, Teekay Parent’s share of unrealized foreign exchange loss in Sevan Marine ASA and severance costs in the Gemini Tankers LLC joint venture for the three months ended December 31, 2015. Includes unrealized foreign exchange losses and restructuring charges in Sevan Marine ASA and cumulative cost pass-through adjustments in Teekay LNG’s Angola LNG project for the year ended December 31, 2015.

(5) Includes the write-down of $19.0 million of the Company's cost-accounted investment in the dry bulk shipping company CVI Ocean Transportation
II Inc., a company developed in partnership with CarVal Investors in 2014, for the three months and year ended December 31, 2016.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at December 31,	As at September 30,	As at December 31,
	2016	2016	2015
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents - Teekay Parent	146,362	154,792	221,021
Cash and cash equivalents - Teekay LNG	126,146	268,395	102,481
Cash and cash equivalents - Teekay Offshore	227,378	222,872	258,473
Cash and cash equivalents - Teekay Tankers	68,108	59,237	96,417
Other current assets	389,727	432,348	497,442
Restricted cash - Teekay Parent	4,562	1,888	3,528
Restricted cash - Teekay LNG	117,027	100,227	111,519
Restricted cash - Teekay Offshore	114,909	46,630	60,520
Restricted cash - Teekay Tankers	750	1,000	870
Assets held for sale	61,282	82,252	55,450
Vessels and equipment - Teekay Parent	602,672	620,178	748,963
Vessels and equipment - Teekay LNG	1,858,381	1,906,070	1,683,292
Vessels and equipment - Teekay Offshore	4,084,803	4,168,926	4,348,535
Vessels and equipment - Teekay Tankers	1,605,372	1,664,859	1,767,925
Advances on newbuilding contracts/conversions	987,658	888,865	817,878
Investment in equity accounted investees	1,010,308	984,966	905,159
Investment in direct financing leases	660,594	667,348	684,129
Other assets	482,908	412,047	417,166
Intangible assets	89,175	92,668	111,909
Goodwill	176,630	176,630	168,571
Total Assets	12,814,752	12,952,198	13,061,248
LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	457,192	454,798	476,490
Liabilities associated with assets held for sale	—	6,211	—
Current portion of long-term debt - Teekay Parent	52,170	102,337	249,791
Current portion of long-term debt - Teekay LNG	228,864	236,596	201,743
Current portion of long-term debt - Teekay Offshore	631,148	528,568	485,069
Current portion of long-term debt - Teekay Tankers	171,019	155,690	174,047
Long-term debt - Teekay Parent	680,240	692,018	606,607
Long-term debt - Teekay LNG	1,955,201	2,126,557	1,856,593
Long-term debt - Teekay Offshore	2,551,746	2,620,283	2,878,805
Long-term debt - Teekay Tankers	761,997	810,961	990,558
Derivative liabilities	530,854	672,568	681,623
In process revenue contracts	122,690	129,608	150,799
Other long-term liabilities	333,236	345,698	352,378
Redeemable non-controlling interest	249,102	250,816	255,671
Equity:
Non-controlling interests	3,189,928	2,925,957	2,782,049
Stockholders of Teekay	899,365	893,532	919,025
Total Liabilities and Equity	12,814,752	12,952,198	13,061,248

Net debt - Teekay Parent(1)	581,486	637,675	631,849
Net debt - Teekay LNG(1)	1,940,892	1,994,531	1,844,336
Net debt - Teekay Offshore(1)	2,840,607	2,879,349	3,044,881
Net debt - Teekay Tankers(1)	864,158	906,414	1,067,318

(1) Net debt is a non-GAAP financial measure and represents current and long-term debt less cash and cash equivalents and, if applicable, restricted cash.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Year Ended
	December 31,
	2016	2015
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	624,632	770,309

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	2,081,770	2,452,878
Prepayments of long-term debt	(1,872,573)	(554,831)
Scheduled repayments of long-term debt	(970,939)	(1,040,292)
Repayments of capital lease obligations	(21,595)	(4,423)
Increase in restricted cash	(49,079)	(21,005)
Net proceeds from equity issuances of subsidiaries	327,419	575,368
Net proceeds from equity issuances of Teekay Corporation	105,462	—
Distribution from subsidiaries to non-controlling interests	(136,151)	(360,392)
Cash dividends paid	(17,406)	(125,881)
Other financing activities	750	3,035
Net financing cash flow	(552,342)	924,457

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(650,301)	(1,795,901)
Proceeds from sale of vessels and equipment	252,656	20,472
Proceeds from sale-lease back of vessels	355,306	—
Purchase of SPT	—	(46,961)
Increase in restricted cash	—	(34,290)
Investments in equity-accounted investees	(61,885)	(40,595)
Loan (advances to) repayments from equity-accounted investees	(102,323)	53,173
Direct financing lease payments received	23,535	20,824
Other investing activities	324	—
Net investing cash flow	(182,688)	(1,823,278)

Decrease in cash and cash equivalents	(110,398)	(128,512)
Cash and cash equivalents, beginning of the year	678,392	806,904
Cash and cash equivalents, end of the year	567,994	678,392

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix A - Specific Items Affecting Net Income
(in thousands of U.S. dollars, except per share data)

	Three Months Ended		Three Months Ended		Year Ended
	December 31,		September 30,		December 31,
	2016		2016		2016
	(unaudited)		(unaudited)		(unaudited)
		$ Per		$ Per		$ Per
	$	Share(1)	$	Share(1)	$	Share(1)
Net income – GAAP basis	132,025		80,143		86,664
Adjust for: Net income attributable to
non-controlling interests	(134,686)		(74,071)		(209,846)
Net (loss) income attributable to
shareholders of Teekay	(2,661)	(0.03)	6,072	0.07	(123,182)	(1.62)
(Subtract) add specific items affecting net (loss) income:
Unrealized gains from derivative instruments(2)	(159,454)	(1.85)	(60,245)	(0.71)	(78,761)	(1.00)
Foreign exchange gains(3)	(19,127)	(0.22)	(11,815)	(0.14)	(15,035)	(0.19)
Net loss on sale of vessels, equipment, and other assets(4)	16,898	0.20	564	0.01	68,078	0.86
Write-down of vessels, equipment and other operating assets(5)	23,508	0.27	4,835	0.06	67,722	0.85
Restructuring charges, net of recovery(6)	3,595	0.04	1,687	0.02	10,152	0.13
Pre-operational costs(7)	744	0.01	122	—	6,315	0.08
Adjustments to deferred taxes(8)	15,973	0.19	—	—	15,973	0.20
Other(9)	4,500	0.05	460	0.01	45,100	0.57
Non-controlling interests’ share of items above(10)	97,470	1.12	38,784	0.46	(39,924)	(0.50)
Earnings per share adjustment relating to Teekay Offshore's Series C Preferred Unit conversion(11)	—	—	—	—	—	0.07
Total adjustments	(15,893)	(0.19)	(25,608)	(0.30)	79,620	1.07
Adjusted net loss attributable to
shareholders of Teekay	(18,554)	(0.22)	(19,536)	(0.23)	(43,562)	(0.55)

(1)	Basic per share amounts.

(2)
Reflects the unrealized gains relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those investments included in the Company's proportionate share of equity income from joint ventures, and hedge ineffectiveness from derivative instruments designated as hedges for accounting purposes.

(3)
Foreign currency exchange gains primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner (NOK), unrealized losses (gains) on cross currency swaps used to economically hedge the principal and interest on NOK bonds, the realized gains on the repurchase of NOK denominated bonds in Teekay LNG and the related loss on the termination of the associated cross currency swaps. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(4)
Includes net loss of $12.0 million on the sale of one conventional tanker sold by Teekay LNG, one Suezmax tanker sold by Teekay Tankers, one Suezmax tanker expected to be sold by Teekay Tankers in early-2017, one shuttle tanker sold by Teekay Offshore and one FSO unit expected to be sold by Teekay Offshore for the three months and year ended December 31, 2016. Also includes the Company's share of loss of $4.9 million on sale of a vessel in Teekay LNG's Exmar LPG BVBA joint venture included in equity income on the summary consolidated statements of income for the three months and year ended December 31, 2016. Also includes a $27.6 million loss on sale of two of Teekay LNG's conventional tankers, $14.1 million loss on sale of two Medium Range product tankers by Teekay Tankers, $12.5 million loss on sale of one VLCC by the Company, partially offset by the Company's proportionate share of gains of $3.0 million recognized from the sale of a subsidiary in Sevan Marine ASA for the year ended December 31, 2016.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(5)
Includes the write-down of $19.0 million of the Company's investment in the dry bulk shipping company CVI Ocean Transportation II Inc., a company developed in partnership with CarVal Investors, included in other (loss) income for the three months and year ended December 31, 2016. Also includes a $2.1 million write-down of a shuttle tanker by Teekay Offshore included in write-down of vessels and equipment on the summary consolidated statements of income for the three months ended December 31, 2016. Also includes write-downs of $2.4 million and $2.9 million of shareholder loans, respectively, included in equity income on the summary consolidated statements of income for the three months and year ended December 31, 2016.

(6)	Please refer to footnote (1) of the summary consolidated statements of income included in this release for further details.

(7)	Includes costs associated with currency forward contracts and interest rate swaps related to projects during their pre-operational phases for the three months and year ended December 31, 2016.

(8)
Adjustments to deferred taxes relates to decreases in the valuation allowances related to certain Australian entities and increases in deferred income tax assets for one of Teekay Offshore's Norwegian tax structures for the three months and year ended December 31, 2016.

(9)
Other for the three months and year ended December 31, 2016 includes a one-time compensation cost associated with the retirement of Teekay Corporation's Chief Executive Officer. Other for the year ended December 31, 2016 primarily relates to potential damages accrued relating to the cancellation of the construction contracts for two UMS newbuildings, the write-off of deferred financing costs relating to a debt refinancing and termination fees associated with the partial termination of a loan, gains associated with the extinguishment of a contingent liability resulting from the UMS contract cancellations, depreciation expense as a result of the change in the useful life estimate of the shuttle component of Teekay Offshore’s shuttle tankers from 25 years to 20 years effective January 1, 2016 and loss on the termination of an interest rate swap.

(10)
Items affecting net (loss) income include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net (loss) income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table. “Non-controlling interests’ share of items above” for the three months and year ended December 31, 2016 also includes deferred gain on the sale of vessels sold externally.  The deferred gain was the result of the gain on sale of vessels sold from Teekay Corporation to one of its partially-owned subsidiaries which could not be recognized for accounting purposes until the vessels are sold to parties outside of the Teekay Group.

(11)
Relates to the Company's portion of the inducement premium and exchange contribution charged to retained earnings by Teekay Offshore when converting its outstanding Series C Preferred Units to common units and Series C-1 Preferred Units. Refer to Summary of Recent Events - Teekay Offshore in Teekay's second quarter of 2016 earnings release for further details.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix A - Specific Items Affecting Net Income
(in thousands of U.S. dollars, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2015		2015
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share(1)	$	Share(1)
Net income – GAAP basis	162,988		405,460
Adjust for: Net income attributable to
non-controlling interests	(124,750)		(323,309)
Net income attributable to shareholders of Teekay	38,238	0.53	82,151	1.13
(Subtract) add specific items affecting net income:
Unrealized gains from derivative instruments(2)	(65,356)	(0.90)	(43,166)	(0.59)
Foreign exchange gains(3)	(4,748)	(0.07)	(13,994)	(0.19)
Write-down of vessels and equipment	51,748	0.71	66,086	0.91
Net loss (gain) on sale of vessels, equipment, and other operating assets(4)	5,312	0.07	(3,373)	(0.05)
Restructuring charges, net of recovery(5)	1,148	0.02	5,571	0.08
Impact of lease termination(6)	1,450	0.02	1,450	0.02
Pre-operational costs(7)	2,138	0.03	7,579	0.10
Adjustments to deferred taxes(8)	(18,633)	(0.26)	(24,467)	(0.34)
Other(9)	(1,207)	(0.01)	12,775	0.18
Non-controlling interests’ share of items above(10)	19,718	0.27	(22,535)	(0.31)
Total adjustments	(8,430)	(0.12)	(14,074)	(0.19)
Adjusted net income attributable to
shareholders of Teekay	29,808	0.41	68,077	0.94

(1)	Basic per share amounts.

(2)
Reflects the unrealized gains relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those investments included in the Company's proportionate share of equity income from joint ventures and hedge ineffectiveness from derivative instruments designated as hedges for accounting purposes.

(3)
Foreign currency exchange gains primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner (NOK), the unrealized losses on cross currency swaps used to economically hedge the principal and interest on NOK bonds and the Company's share of unrealized foreign exchange losses in Sevan Marine ASA. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(4)
Includes a loss of $4.1 million relating to the sale of two conventional tankers owned by Teekay Offshore for the three months and year ended December 31, 2015. Includes a gain of $8.7 million on the sale of the SPT subsidiaries to Teekay Tankers in the ship-to-ship transfer joint venture and gain on sale of a shuttle tanker by Teekay Offshore for the year ended December 31, 2015. Also includes a loss of $1.2 million relating to the Company’s proportionate share of the loss on sale of an LPG carrier included in equity income on the summary consolidated statements of income for the three months and year ended December 31, 2015.

(5)	Please refer to footnote (1) of the summary consolidated statements of income included in this release for further details.

(6)	Relates to the capital lease termination for the RasGas II LNG carriers for the three months and year ended December 31, 2015.

(7)
Includes costs associated with the delivery deferral of the Stavanger Spirit UMS for the three months and year ended December 31, 2015 and currency forward contracts and interest rate swaps related to projects during their pre-operational phases for the three months ended December 31, 2015 and year ended December 31, 2015.

(8)
Adjustments to deferred taxes primarily relates to a decrease in the valuation allowance related to certain Norwegian entities and an increase in deferred income tax asset for one of Teekay Offshore’s Norwegian tax structures for the three months and year ended December 31, 2015, and a net deferred tax recovery related to the acquisition of the Knarr FPSO by Teekay Offshore for the year ended December 31, 2015.

(9)
Other primarily relates to severance costs in the Gemini Tankers LLC joint venture for the three months and year ended December 31, 2015 and a realized loss on termination of an interest rate swap for the year ended December 31, 2015.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(10)
Items affecting net income include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix B - Supplemental Financial Information
Summary Statement of Income (Loss) for the Three Months Ended
December 31, 2016
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Teekay	Consolidation
	Offshore	LNG	Tankers	Parent	Adjustments(1)	Total

Revenues	274,920	100,774	117,704	81,851	(23,046)	552,203

Voyage expenses	(23,323)	(302)	(17,727)	(638)	753	(41,237)
Vessel operating expenses	(84,434)	(22,270)	(46,353)	(51,922)	5,627	(199,352)
Time-charter hire expense	(22,440)	—	(11,683)	(23,616)	19,321	(38,418)
Depreciation and amortization	(76,873)	(25,021)	(25,573)	(17,434)	—	(144,901)
General and administrative expenses	(12,631)	(3,634)	(4,437)	(8,180)	1,883	(26,999)
Write-down vessels and equipment	(2,146)	—	—	—	—	(2,146)
Gain (loss) on sale of vessels and equipment	5,831	(11,537)	(6,271)	(61)	—	(12,038)
Restructuring charges	(2,360)	—	—	(1,530)	—	(3,890)

Income (loss) from vessel operations	56,544	38,010	5,660	(21,530)	4,538	83,222

Interest expense	(35,859)	(15,934)	(7,363)	(16,731)	6,869	(69,018)
Interest income	262	783	47	7,091	(6,869)	1,314
Realized and unrealized gain (loss)
on derivative instruments	81,967	43,245	6,938	(274)	—	131,876
Equity income (loss)	4,087	9,728	3,502	(908)	(4,476)	11,933
Equity in earnings of subsidiaries(2)	—	—	—	59,857	(59,857)	—
Income tax expense	(11,479)	(251)	(3,497)	(6,875)	—	(22,102)
Foreign exchange gain (loss)	303	15,474	1,723	(4,493)	—	13,007
Other income (loss) - net	441	314	(164)	(18,798)	—	(18,207)
Net income (loss)	96,266	91,369	6,846	(2,661)	(59,795)	132,025
Less: Net income attributable
to non-controlling interests(3)	(4,313)	(6,958)	—	—	(123,415)	(134,686)
Net income (loss) attributable to
shareholders/unitholders
of publicly-listed entities	91,953	84,411	6,846	(2,661)	(183,210)	(2,661)

(1)
Consolidation Adjustments column includes adjustments which eliminate transactions between subsidiaries (a) Teekay Offshore, Teekay LNG and Teekay Tankers and (b) Teekay Parent and results from Teekay Parent’s conventional tanker commercial management and technical management operations (Tanker Operations).

(2)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.

(3)
Net income attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represents the joint venture partners’ share of the net income or loss of their respective joint ventures. Net income attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income of Teekay’s publicly-traded subsidiaries.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix B - Supplemental Financial Information
Summary Statement of Income (Loss) for the Year Ended
December 31, 2016
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Teekay	Consolidation
	Offshore	LNG	Tankers	Parent	Adjustments(1)	Total

Revenues	1,152,390	396,444	526,896	340,513	(87,674)	2,328,569

Voyage expenses	(80,750)	(1,656)	(55,241)	(3,435)	2,743	(138,339)
Vessel operating expenses	(364,440)	(88,590)	(182,598)	(196,129)	6,733	(825,024)
Time-charter hire expense	(75,485)	—	(59,647)	(104,984)	89,971	(150,145)
Depreciation and amortization	(300,011)	(95,542)	(104,149)	(72,123)	—	(571,825)
General and administrative expenses	(56,087)	(18,499)	(18,211)	(25,615)	(1,477)	(119,889)
Write-down of vessels and equipment	(45,796)	—	—	—	—	(45,796)
Gain (loss) on sale of vessels and equipment	5,716	(38,976)	(20,594)	(12,596)	—	(66,450)
Restructuring charges	(4,684)	—	—	(22,127)	—	(26,811)

Income (loss) from vessel operations	230,853	153,181	86,456	(96,496)	10,296	384,290

Interest expense	(140,611)	(58,844)	(29,784)	(75,610)	21,883	(282,966)
Interest income	1,257	2,583	117	22,747	(21,883)	4,821
Realized and unrealized loss
on derivative instruments	(20,313)	(7,161)	(964)	(6,653)	—	(35,091)
Equity income	17,933	62,307	13,101	2,676	(10,378)	85,639
Equity in earnings of subsidiaries(2)	—	—	—	55,366	(55,366)	—
Income tax expense	(8,808)	(973)	(7,509)	(7,178)	—	(24,468)
Foreign exchange (loss) gain	(14,805)	5,335	1,449	1,564	(91)	(6,548)
Other (loss) income - net	(21,031)	1,537	(11)	(19,598)	90	(39,013)
Net income (loss)	44,475	157,965	62,855	(123,182)	(55,449)	86,664
Less: Net income attributable
to non-controlling interests(3)	(11,858)	(17,514)	—	—	(180,474)	(209,846)
Net income (loss) attributable to
shareholders/unitholders
of publicly-listed entities	32,617	140,451	62,855	(123,182)	(235,923)	(123,182)

(1)
Consolidation Adjustments column includes adjustments which eliminate transactions between subsidiaries (a) Teekay Offshore, Teekay LNG and Teekay Tankers and (b) Teekay Parent and results from Teekay Parent’s conventional tanker commercial management and technical management operations (Tanker Operations).

(2)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.

(3)
Net income attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represents the joint venture partners’ share of the net income or loss of their respective joint ventures. Net income attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income of Teekay’s publicly-traded subsidiaries.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix C - Supplemental Financial Information
Teekay Parent Summary Operating Results
For the Three Months Ended December 31, 2016
(in thousands of U.S. dollars)
(unaudited)

	Owned	In-Chartered				Teekay
	Conventional	Conventional			Corporate	Parent
	Tankers	Tankers	FPSOs	Other(1)	G&A(2)	Total

Revenues	23	2,378	64,037	15,413	—	81,851

Voyage expenses	(51)	18	(86)	(519)	—	(638)
Vessel operating expenses	(17)	(1,645)	(43,234)	(7,026)	—	(51,922)
Time-charter hire expense	—	(2,932)	(8,091)	(12,593)	—	(23,616)
Depreciation and amortization	—	—	(17,546)	112	—	(17,434)
General and administrative expenses	—	(146)	(3,476)	2,201	(6,759)	(8,180)
Gain (loss) on sale of vessels and equipment	49	—	(110)	—	—	(61)
Restructuring charges	—	—	(645)	(885)	—	(1,530)
Income (loss) from vessel operations	4	(2,327)	(9,151)	(3,297)	(6,759)	(21,530)

Reconciliation of income (loss) from vessel operations to cash flow from vessel operations

Income (loss) from vessel operations	4	(2,327)	(9,151)	(3,297)	(6,759)	(21,530)
Depreciation and amortization	—	—	17,546	(112)	—	17,434
(Gain) loss on sale of vessels and equipment	(49)	—	110	—	—	61
Amortization of in-process revenue
contracts and other	—	—	(1,483)	1,274	—	(209)
Realized losses from the
settlements of non-designated
derivative instruments	—	—	(500)	—	—	(500)
CFVO - Consolidated(3)	(45)	(2,327)	6,522	(2,135)	(6,759)	(4,744)
CFVO - Equity Investments(4)	1,298	—	(438)	1,053	—	1,913
CFVO - Total	1,253	(2,327)	6,084	(1,082)	(6,759)	(2,831)

(1)	Includes the results of two chartered-in LNG carriers owned by Teekay LNG and two chartered-in FSO units owned by Teekay Offshore.

(2)	Includes a one-time compensation cost associated with the retirement of Teekay Corporation's Chief Executive Officer for the three months ended December 31, 2016.

(3)
In addition to the CFVO generated by its directly owned and chartered-in assets, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the three months ended December 31, 2016, Teekay Parent received cash distributions and dividends from these subsidiaries totaling $10.5 million. The distributions and dividends received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D this release for further details. Please see Appendix E to this release for a reconciliation of this non-GAAP financial measure as used in this release to income from vessel operations, the most directly comparable GAAP financial measure.

(4)
Please see Appendix E to this release for a reconciliation of this non-GAAP financial measure as used in this release to equity income of equity accounted vessels, the most directly comparable GAAP financial measure.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix D - Reconciliation of Non-GAAP Financial Measures
Teekay Parent Free Cash Flow
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,
	2016	2016	2016	2016	2015	2015	2015	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
TEEKAY PARENT GPCO CASH FLOW
Daughter Entities distributions
to Teekay Parent(1)
Limited Partner interests(2)
Teekay LNG	3,529	3,529	3,529	3,529	3,529	17,646	17,646	17,646
Teekay Offshore	4,465	4,305	4,203	4,203	4,203	21,399	12,819	12,819
GP interests
Teekay LNG	227	227	227	227	227	8,761	8,684	8,653
Teekay Offshore	331	321	309	240	240	8,407	5,264	5,264
Other Dividends
Teekay Tankers(2)(3)	1,276	1,212	2,423	3,635	4,846	1,212	881	881
Teekay Offshore(4)	683	683	—	—	—	—	—	—
Total Daughter Entity Distributions	10,511	10,277	10,691	11,834	13,045	57,425	45,294	45,263
Less:
Corporate general and
administrative expenses(5)	(6,759)	(3,907)	(3,103)	(4,951)	(4,174)	(3,628)	(4,139)	(6,889)
Total Parent GPCO Cash Flow	3,752	6,370	7,588	6,883	8,871	53,797	41,155	38,374
TEEKAY PARENT OPCO CASH FLOW
Teekay Parent cash flow from
vessel operations(6)
Owned Conventional Tankers	(45)	3,757	3,705	3,365	2,418	2,422	4,628	4,291
In-Chartered Conventional Tankers(7)	(2,327)	(4,120)	(2,499)	(3,600)	(561)	(1,385)	(1,501)	(2,476)
FPSOs	6,522	2,295	7,449	(3,472)	15,373	(4,071)	31,698	7,487
Other(8)(9)	134	(1,818)	(4,148)	(2,274)	3,605	22,765	2,326	1,381
Total(10)	4,284	114	4,507	(5,981)	20,835	19,731	37,151	10,683
Less:
Net interest expense(11)	(12,314)	(13,258)	(17,004)	(14,737)	(15,708)	(13,656)	(28,635)	(17,534)
Dry docking expenditures	—	—	—	—	(5,069)	(46)	(208)	—
Teekay Parent OPCO Cash Flow	(8,030)	(13,144)	(12,497)	(20,718)	58	6,029	8,308	(6,851)
TOTAL TEEKAY PARENT FREE
CASH FLOW	(4,278)	(6,774)	(4,909)	(13,835)	8,929	59,826	49,463	31,523
Weighted-average number of
common shares - Basic	86,131,038	84,887,101	72,945,635	72,742,426	72,708,463	72,706,285	72,697,121	72,549,068

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(1)
Daughter dividends and distributions for each quarter consist of the amount of dividends and distributions received by Teekay Parent in the following quarter. The limited partner and general partner distributions received from Teekay Offshore for the quarters ended December 31, 2016, September 30, 2016 and June 30, 2016 were paid-in-kind in the form of new Teekay Offshore common units.

(2)	Common share/unit dividend/distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for the respective publicly-traded subsidiary and period as follows:

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	2016	2016	2016	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Teekay LNG
Distribution per common unit	$0.1400	$0.1400	$0.1400	$0.1400
Common units owned by
Teekay Parent	25,208,274	25,208,274	25,208,274	25,208,274
Total distribution	$3,529,158	$3,529,158	$3,529,158	$3,529,158
Teekay Offshore
Distribution per common unit	$0.1100	$0.1100	$0.1100	$0.1100
Common units owned by
Teekay Parent	40,589,218	39,138,991	38,211,772	38,211,772
Total distribution	$4,464,814	$4,305,289	$4,203,295	$4,203,295
Teekay Tankers
Dividend per share	$0.0300	$0.0300	$0.0600	$0.0900
Shares owned by Teekay Parent(3)	42,542,403	40,387,231	40,387,231	40,387,231
Total dividend	$1,276,272	$1,211,617	$2,423,234	$3,634,851

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	2015	2015	2015	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Teekay LNG
Distribution per common unit	$0.1400	$0.7000	$0.7000	$0.7000
Common units owned by
Teekay Parent	25,208,274	25,208,274	25,208,274	25,208,274
Total distribution	$3,529,158	$17,645,792	$17,645,792	$17,645,792
Teekay Offshore
Distribution per common unit	$0.1100	$0.5600	$0.5384	$0.5384
Common units owned by
Teekay Parent	38,211,772	38,211,772	23,809,468	23,809,468
Total distribution	$4,203,295	$21,398,592	$12,819,018	$12,819,018
Teekay Tankers
Dividend per share	$0.1200	$0.0300	$0.0300	$0.0300
Shares owned by Teekay Parent(3)	40,387,231	40,387,231	29,364,141	29,364,141
Total dividend	$4,846,468	$1,211,617	$880,924	$880,924

(3)
Includes Class A and Class B shareholdings. Teekay Tankers implemented a new dividend policy in December 2015, whereby Teekay Tankers intends to pay out 30 to 50 percent of its quarterly adjusted net income with a minimum quarterly dividend of $0.03 per share.

(4)
Includes distributions from Teekay Parent's interest in Teekay Offshore's 10.50% Series D Preferred Units acquired in June 2016. The distributions received for the quarters ended December 31, 2016 and September 30, 2016 were paid-in-kind in the form of new Teekay Offshore common units.

(5)	Please refer to footnote (2) of Appendix C included in this release for further details.

(6)	Please refer to Appendix C for additional financial information on Teekay Parent’s cash flow from vessel operations.

(7)
Includes an early termination fee paid to Teekay Offshore of $4.0 million for the three months ended March 31, 2016 in connection with the early termination of the in-charter contract on the Kilimanjaro Spirit conventional tanker.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(8)
Includes $2.2 million, $0.3 million, $1.1 million, $1.5 million, and $1.6 million for the three months ended December 31, 2016, September 30, 2016, June 30, 2016, March 31, 2016 and December 31, 2015, respectively, relating to 50 percent of the CFVO from Tanker Operations. Teekay Tankers owns the remaining 50 percent of Tanker Operations.

(9)
Includes $1.6 million and $3.2 million of fees earned from managing vessel transactions for Tanker Investments Ltd. for the three months ended March 31, 2016 and September 30, 2015, respectively, and $13.9 million of business development fees received from Teekay Offshore in connection with the Knarr FPSO, UMS and towage transactions for the three months ended September 30, 2015.

(10)	Excludes corporate general and administrative expenses relating to Teekay Parent GPCO Cash Flow.

(11)
Please see Appendix E to this release for a description of this measure and a reconciliation of this non-GAAP financial measure as used in this release to interest expense net of interest income, the most directly comparable GAAP financial measure.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Consolidated
(in thousands of U.S. dollars)

	Three Months Ended
	December 31,	September 30,	December 31,
	2016	2016	2015
	(unaudited)	(unaudited)	(unaudited)
Income from vessel operations	83,222	89,765	151,013
Depreciation and amortization	144,901	141,688	137,785
Amortization of in process revenue
contracts and other	(5,794)	(5,921)	(6,488)
Realized losses from the settlements of non-designated
derivative instruments	(104)	(1,364)	(5,295)
Write-down of vessels and equipment	2,146	—	51,748
Net loss on sale of vessels, equipment and other operating assets	12,038	7,838	4,074
Cash flow from time-charter contracts(1), net of revenue accounted for
as direct finance leases	6,866	6,809	6,586
CFVO - Consolidated	243,275	238,815	339,423
CFVO - Equity Investments (see Appendix E)	47,211	46,699	61,973
CFVO - Total	290,486	285,514	401,396

(1)
Teekay LNG's charter contracts for two of its former Suezmax tankers, the Bermuda Spirit and Hamilton Spirit, were amended in 2012, which amendments had the effect of reducing the daily charter rates by $12,000 per day for a duration of 24 months ending September 30, 2014. The cash impact of the change in hire rates is not fully reflected in Teekay LNG's statements of income and comprehensive income (loss) for the three months ended December 31, 2015 as the change in the lease payments is being recognized on a straight-line basis over the term of the lease. In addition, the charterer of these two Suezmax tankers exercised its purchase options on these two vessels as permitted under the charter contract agreements and the vessels were redelivered during the second quarter of 2016.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Consolidated
(in thousands of U.S. dollars)

	Year Ended
	December 31,	December 31,
	2016	2015
	(unaudited)	(unaudited)
Income from vessel operations	384,290	625,132
Depreciation and amortization	571,825	509,500
Amortization of in process revenue
contracts and other	(24,195)	(33,226)
Realized losses from the settlements of non-designated
derivative instruments	(8,646)	(20,008)
Write-down of vessels and equipment	45,796	66,086
Net loss on sale of vessels, equipment and other operating assets	66,450	4,089
Cash flow from time-charter contracts(1), net of revenue accounted for
as direct finance leases	28,348	24,429
CFVO - Consolidated	1,063,868	1,176,002
CFVO - Equity Investments (see Appendix E)	223,135	239,792
CFVO - Total	1,287,003	1,415,794

(1)
Teekay LNG's charter contracts for two of its former Suezmax tankers, the Bermuda Spirit and Hamilton Spirit, were amended in 2012, which amendments had the effect of reducing the daily charter rates by $12,000 per day for a duration of 24 months ending September 30, 2014. The cash impact of the change in hire rates is not fully reflected in Teekay LNG's statements of income and comprehensive income (loss) for the years ended December 31, 2015 and 2016 as the change in the lease payments is being recognized on a straight-line basis over the term of the lease. In addition, the charterer of these two Suezmax tankers exercised its purchase options on these two vessels as permitted under the charter contract agreements and the vessels were redelivered during the second quarter of 2016.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Equity Accounted Vessels
(in thousands of U.S. dollars)

	Three Months Ended
	December 31, 2016		September 30, 2016		December 31, 2015
	(unaudited)		(unaudited)		(unaudited)
	At	Company's	At	Company's	At	Company's
	100%	Portion(1)	100%	Portion(2)	100%	Portion(3)

Revenues	190,201	78,531	194,068	81,764	270,717	105,188
Vessel and other operating expenses	(76,071)	(28,916)	(88,521)	(36,570)	(108,285)	(41,579)
Depreciation and amortization	(42,165)	(18,447)	(39,992)	(17,298)	(48,511)	(20,547)
Loss on sale of vessels	(9,721)	(4,861)	—	—	(2,455)	(1,228)
Income from vessel operations of
equity accounted vessels	62,244	26,307	65,555	27,896	111,466	41,834
Interest expense	(30,743)	(12,910)	(26,604)	(11,278)	(29,199)	(11,932)
Realized and unrealized gain on
derivative instruments	15,708	5,255	9,401	3,481	3,329	597
Write-down of loans receivable	—	(2,387)	—	—	—	—
Other - net	64	145	3,770	1,651	(394)	(243)
Net income of equity accounted vessels	47,273	16,410	52,122	21,750	85,202	30,256
Pro forma equity income from
Tanker Operations	—	(4,477)	—	(680)	—	(3,030)
Equity income of equity accounted vessels	47,273	11,933	52,122	21,070	85,202	27,226
Income from vessel operations of
equity accounted vessels	62,244	26,307	65,555	27,896	111,466	41,834
Depreciation and amortization	42,165	18,447	39,992	17,298	48,511	20,547
Loss on sale of vessels	9,721	4,861	—	—	2,455	1,228
Cash flow from time-charter contracts,
net of revenue accounted for as
direct finance lease	9,476	3,438	9,333	3,388	8,631	3,135
Amortization of in-process
revenue contracts and other	(2,541)	(1,304)	(2,553)	(1,310)	(3,176)	(1,623)
Cash flow from vessel operations
of equity accounted vessels(4)	121,065	51,749	112,327	47,272	167,887	65,121
Pro forma CFVO from
Tanker Operations(5)	—	(4,538)	—	(573)	—	(3,148)
Cash flow from vessel operations
of equity accounted vessels(4)	121,065	47,211	112,327	46,699	167,887	61,973

(1)	The Company’s proportionate share of its equity accounted vessels and other investments ranges from 20 percent to 52 percent.

(2)	The Company’s proportionate share of its equity accounted vessels and other investments ranges from 20 percent to 52 percent.

(3)	The Company’s proportionate share of its equity accounted vessels and other investments ranges from 18 percent to 52 percent.

(4)	CFVO from equity accounted vessels represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments.

(5)
Pro forma CFVO from Tanker Operations represents the Company’s 100 percent CFVO from Tanker Operations because Teekay Parent and Teekay Tankers each account for their 50 percent interest in Tanker Operations as an equity-accounted investment. Upon consolidation of Teekay Tankers into Teekay, the results of Tanker Operations are accounted for on a consolidated basis.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Equity Accounted Vessels
(in thousands of U.S. dollars)

	Year Ended
	December 31, 2016		December 31, 2015
	(unaudited)		(unaudited)
	At	Company's	At	Company's
	100%	Portion(1)	100%	Portion(2)

Revenues	886,794	367,947	1,039,015	419,335
Vessel and other operating expenses	(356,569)	(142,185)	(436,741)	(178,266)
Depreciation and amortization	(160,953)	(69,822)	(160,207)	(69,103)
Write-down of equipment	(1,351)	(677)	—	—
(Loss) gain on sale of vessels	(8,493)	(4,627)	14,367	7,182
Income from vessel operations of
equity accounted vessels	359,428	150,636	456,434	179,148
Interest expense	(109,610)	(45,962)	(115,777)	(47,799)
Realized and unrealized loss on
derivative instruments	(10,157)	(3,296)	(37,443)	(14,790)
Write-down of loans receivable	—	(2,387)	—	—
Other - net	(7,481)	(3,162)	(13,513)	(5,863)
Net income of equity accounted vessels	232,180	95,829	289,701	110,696
Pro forma equity income from
Tanker Operations	—	(10,190)	—	(7,825)
Equity income of equity accounted vessels	232,180	85,639	289,701	102,871
Income from vessel operations of
equity accounted vessels	359,428	150,636	456,434	179,148
Depreciation and amortization	160,953	69,822	160,207	69,103
Loss (gain) on sale of vessels	8,493	4,627	(14,367)	(7,182)
Write-down of equipment	1,351	677	—	—
Cash flow from time-charter contracts,
net of revenue accounted for as
direct finance lease	36,463	13,231	34,062	12,381
Amortization of in-process
revenue contracts and other	(10,697)	(5,482)	(14,030)	(7,153)
Cash flow from vessel operations
of equity accounted vessels(3)	555,991	233,511	622,306	246,297
Pro forma CFVO from
Tanker Operations(4)	—	(10,376)	—	(6,505)
Cash flow from vessel operations
of equity accounted vessels(3)	555,991	223,135	622,306	239,792

(1)	The Company’s proportionate share of its equity accounted vessels and other investments ranges from 19 percent to 52 percent.

(2)	The Company’s proportionate share of its equity accounted vessels and other investments ranges from 16 percent to 52 percent.

(3)	CFVO from equity accounted vessels represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments.

(4)
Pro forma CFVO from Tanker Operations represents the Company’s 100 percent CFVO from Tanker Operations as Teekay Parent and Teekay Tankers each account for their 50 percent interest in Tanker Operations as an equity-accounted investment. Upon consolidation of Teekay Tankers into Teekay, the results of Tanker Operations are accounted for on a consolidated basis.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended September 30, 2016
	(unaudited)
	Owned	In-chartered				Teekay
	Conventional	Conventional			Corporate	Parent
	Tankers	Tankers	FPSOs	Other	G&A	Total

Teekay Parent income (loss) from
vessel operations	3,757	(4,120)	(13,116)	(2,002)	(3,907)	(19,388)
Depreciation and amortization	—	—	17,713	(113)	—	17,600
Amortization of in-process
revenue contracts and other	—	—	(1,483)	10	—	(1,473)
Realized losses from the
settlements of non-designated
foreign currency derivative
instruments	—	—	(819)	—	—	(819)
Cash flow from vessel
operations - Teekay Parent	3,757	(4,120)	2,295	(2,105)	(3,907)	(4,080)

	Three Months Ended June 30, 2016
	(unaudited)
	Owned	In-chartered				Teekay
	Conventional	Conventional			Corporate	Parent
	Tankers	Tankers	FPSOs	Other	G&A	Total

Teekay Parent loss from vessel
operations	(9,677)	(2,499)	(8,343)	(5,174)	(3,103)	(28,796)
Depreciation and amortization	847	—	17,798	(113)	—	18,532
Asset impairments	12,535	—	—	—	—	12,535
Amortization of in-process
revenue contracts and other	—	—	(1,483)	—	—	(1,483)
Realized losses from the
settlements of non-designated
foreign currency derivative
instruments	—	—	(523)	—	—	(523)
Cash flow from vessel
operations - Teekay Parent	3,705	(2,499)	7,449	(5,287)	(3,103)	265

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

	Three Months Ended March 31, 2016
	(unaudited)
	Owned	In-chartered				Teekay
	Conventional	Conventional			Corporate	Parent
	Tankers	Tankers	FPSOs	Other	G&A	Total

Teekay Parent income (loss) from
vessel operations	2,495	(3,600)	(17,700)	(3,026)	(4,951)	(26,782)
Depreciation and amortization	870	—	17,798	(111)	—	18,557
Amortization of in-process
revenue contracts and other	—	—	(1,483)	(630)	—	(2,113)
Realized losses from the
settlements of non-designated
foreign currency derivative
instruments	—	—	(2,087)	—	—	(2,087)
Cash flow from vessel
operations - Teekay Parent	3,365	(3,600)	(3,472)	(3,767)	(4,951)	(12,425)

	Three Months Ended December 31, 2015
	(unaudited)
	Owned	In-chartered				Teekay
	Conventional	Conventional			Corporate	Parent
	Tankers	Tankers	FPSOs	Other	G&A	Total

Teekay Parent income (loss) from
vessel operations	1,705	(561)	(71)	(1,042)	(4,174)	(4,143)
Depreciation and amortization	713	—	17,768	(113)	—	18,368
Loss on sale of vessels and
equipment	—	—	948	—	—	948
Amortization of in-process
revenue contracts and other	—	—	(1,483)	3,186	—	1,703
Realized losses from the
settlements of non-designated
foreign currency derivative
instruments	—	—	(1,789)	—	—	(1,789)
Cash flow from vessel
operations - Teekay Parent	2,418	(561)	15,373	2,031	(4,174)	15,087

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Net Interest Expense - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	2016	2016	2016	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Interest expense	(69,018)	(68,490)	(73,255)	(72,203)
Interest income	1,314	1,143	1,042	1,322
Interest expense net of interest income - consolidated	(67,704)	(67,347)	(72,213)	(70,881)
Less:
Non-Teekay Parent interest expense net of interest income and adjustment	(56,227)	(55,035)	(56,211)	(57,262)
Interest expense net of interest income(1) - Teekay Parent	(11,477)	(12,312)	(16,002)	(13,619)
Add:
Teekay Parent realized losses on interest rate swaps	(837)	(946)	(1,002)	(1,118)
Net interest expense - Teekay Parent	(12,314)	(13,258)	(17,004)	(14,737)

(1)    Three months ended June 30, 2016 excludes a $3.1 million write-off of prepaid loan costs in relation to the     partial termination of a credit
facility and includes a $2.3 million cash termination fee from the partial termination of a debt facility.

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	2015	2015	2015	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Interest expense	(66,285)	(62,450)	(62,388)	(51,346)
Interest income	1,098	2,161	1,199	1,530
Interest expense net of interest income - consolidated	(65,187)	(60,289)	(61,189)	(49,816)
Less:
Non-Teekay Parent interest expense net of interest income and adjustment	(50,688)	(47,925)	(38,215)	(34,753)
Interest expense net of interest income - Teekay Parent	(14,499)	(12,364)	(22,974)	(15,063)
Add:
Teekay Parent realized losses on interest rate swaps(2)	(1,209)	(1,292)	(5,661)	(2,471)
Net interest expense - Teekay Parent	(15,708)	(13,656)	(28,635)	(17,534)

(2)    Realized losses on interest rate swaps exclude realized losses of $3.3 million for the three months ended March 31, 2015 on the interest rate swap related to the debt facility secured by the Knarr FPSO.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the U.S. Securities Exchange Act of 1934, as amended) which reflect management's current views with respect to certain future events and performance, including statements regarding: the outcome of discussions with the charterer on the Arendal Spirit UMS, including the timing and certainty of the unit returning to operation; the timing of newbuilding vessel and conversion deliveries and the commencement of related contracts, including potential delays and additional costs on the Petrojarl I FPSO unit; Teekay LNG's access to capital markets and the timing and certainty of securing financing for Teekay LNG's committed growth projects; the impact of new commercial contracts on the Company’s consolidated portfolio of fixed-rate contracts and future cash flows and earnings; the charter payment deferral on the Teekay LNG's two 52 percent-owned LNG carriers on charter to the Yemen LNG project and six LPG carriers on charter to Skaugen, including the temporary nature of such deferrals; timing and certainty relating to certain vessel sales; expected cash flow from vessel operations under the revised Banff FPSO charter rate structure; and the potential new shuttle tanker CoA contract, including the timing of start-up. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of, or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; greater or less than anticipated levels of newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs, FPSOs, UMS, and towage vessels; changes in oil production and the impact on the Company’s tankers and offshore units; fluctuations in global oil prices; trends in prevailing charter rates for the Company’s vessels and offshore unit contract renewals; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts; the inability of charterers to make future charter payments; the inability of Teekay Offshore to meet the charterer’s requirements for the Arendal Spirit UMS to return to operations; the inability of the Company to negotiate acceptable terms with the charterer, shipyard and lenders related to the delay of the Petrojarl I FPSO; Teekay LNG's and Teekay LNG's joint ventures' ability to secure financing for its existing newbuildings and projects; potential shipyard and project construction delays, newbuilding specification changes or cost overruns; costs relating to projects; delays in commencement of operations of FPSO and FSO units at designated fields; factors affecting the resumption of the LNG plant in Yemen; the inability of Teekay LNG to collect the deferred charter payments from the Yemen LNG project and from Skaugen; a delay in, or failure to complete, vessel sales; the inability of Teekay Offshore to finalize the new shuttle tanker CoA contract and delays in project start-up; changes in the Company's expenses; and other factors discussed in Teekay's filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2015. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda